FREEGOLD VENTURES LIMITED

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

Three months ended

31 March 2008 and 2007

Prepared by Management

These financial statements have NOT been reviewed by the Company’s auditors

Freegold Ventures Limited (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheets

Canadian Funds

ASSETS	Mar. 31, 2008	Dec. 31,2007
Current
Cash and cash equivalents	$1,618,937	$4,303,786
Term deposits	52,252	52,252
Accounts and advances receivable	12,005	46,581
Available-for-sale securities (Note 3)	34,221	70,663
Prepaid expenses and deposits	163,797	74,978
	1,881,212	4,548,260
Mineral Property Costs – Statement 5 (Note 4)	19,486,992	18,118,718
Property, Plant and Equipment (Note 5)	2,630,091	1,055,922
	$23,998,295	$23,722,900

LIABILITIES
Current
Accounts payable	$764,912	$384,472
Accrued liabilities	6,598	29,667
Due to related parties	-	10,000

	771,510	424,139

Commitments (Note 9)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 7)
Authorized:
Unlimited common shares without par value
Issued, allotted and fully paid:
63,453,609 (Dec. 31, 2007 – 62,543,307) shares	50,381,591	49,370,919
Contributed Surplus	2,899,489	2,692,091
Deficit Accumulated During Exploration Stage - Statement 2	(30,054,295)	(28,764,249)
	23,226,785	23,298,761
	$23,998,295	$23,722,900

ON BEHALF OF THE BOARD:

       “Steve Manz”                          , Director                    “Hubert Marleau”             , Director

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 2
Consolidated Statements of Changes in Shareholders’ Equity
Canadian Funds

	Common Shares	Amount	Contributed Surplus	Accumulated Deficit	Total
Balance – 31 December 2005	31,562,590	$30,714,606	$1,072,794	$(22,479,334)	$9,308,066
Issuance and allotment of shares for:
- Private placements	8,146,542	2,737,401	-	-	2,737,401
- Value assigned to warrants (Notes 7 & 8c)	-	(328,813)	378,381	-	49,568
- Property	50,000	15,000	-	-	15,000
- Exercise of options	453,750	207,590	(54,465)	-	153,125
- Performance shares	50,000	19,000	-	-	19,000
- Performance shares reserved for issuance	-	-	265,583	-	265,583
Share issuance costs	-	-	-	(39,718)	(39,718)
Stock-based compensation	-	-	83,835	-	83,835
Loss for the year	-	-	-	(1,772,633)	(1,772,633)
Balance – 31 December 2006	40,262,882	$33,364,784	$1,746,128	$(24,291,685)	$10,819,227
Issuance and allotment of shares for:
- Private placements	10,600,000	9,130,000	-	-	9,130,000
- Value assigned to warrants (Note 8c)	-	(1,645,559)	1,645,559	-	-
- Property	75,000	60,000	-	-	60,000
- Exercise of options	1,891,250	845,075	-	-	845,075
- Exercise of warrants	8,673,269	5,518,527	-	-	5,518,527
- Performance shares	1,040,906	780,797	(194,583)	-	586,214
- Performance shares reserved for issuance	-	-	534,652	-	534,652
Share issuance costs	-	-	-	(88,101)	(88,101)
Stock-based compensation	-	-	277,630	-	277,630
Transferred on exercise of options	-	191,181	(191,181)	-	-
Transferred on exercise of warrants	-	1,126,114	(1,126,114)	-	-
Loss for the year	-	-	-	(4,384,463)	(4,384,463)
Balance – 31 December 2007	62,543,307	$49,370,919	$2,692,091	$(28,764,249)	$23,298,761
Issuance and allotment of shares for:
- Exercise of options	530,000	250,500	-	-	250,500
- Performance shares	380,302	695,316	(605,653)	-	89,663
- Performance shares reserved for issuance	-	-	186,524	-	186,524
Share issuance costs	-		-	-	-
Stock-based compensation	-	-	691,383	-	691,383
Transferred on exercise of options	-	64,856	(64,856)	-	-
Loss for the year	-	-	-	(1,290,046)	(1,290,046)
Balance – 31 March 2008	63,453,609	$50,381,591	$2,899,489	$(30,054,295)	$23,226,785

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 3
Consolidated Statements of Loss and Comprehensive Loss
Canadian Funds

	Three Months Ended 31 March
	2008	2007
General and Administrative Expenses
Consulting fees	$21,284	$45,513
Stock-based compensation (Note7)	964,313	16,652
Travel	32,210	65,499
Promotion and shareholder relations	31,395	23,229
Management fees	-	25,920
Director fees (Note 6a)	14,500	7,000
Professional fees	10,156	7,733
Wages, salaries and benefits	104,491	84,713
Transfer and filing fees	29,286	26,963
Rent and utilities	29,817	9,521
Office and miscellaneous	8,526	12,745
Amortization	65,734	4,893
Loss Before the Undernoted	(1,339,764)	(330,381)

Other Income (Expenses)
Gain on sale of available-for-sale securities (Note 3)	13,474	109,370
Interest income	13,024	5,916
Foreign exchange gain (loss), net	(3,311)	(4,702)
Interest, bank charges and loan arrangement fee	(1,521)	(54,189)

	21,666	56,395

Net Loss and Comprehensive Loss for the Period	$(1,290,046)	$(273,986)

Loss per Share - Basic and Diluted	$(0.02)	$(0.01)

Number of Shares Outstanding	63,453,609	47,494,224

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flow – Continued
Canadian Funds

	Three Months Ended 31 March
Cash Resources Provided By (Used In)	2008	2007
Operating Activities
Loss for the period	$(1,290,046)	$(273,986)
Items not affecting cash:
Amortization	65,734	4,893
Gain on sale of available-for-sale securities	(13,474)	(109,370)
Stock-based compensation -options	691,383	16,652
Stock-based compensation – performance shares issued	86,406	-
Stock-based compensation – performance shares reserved for issuance	186,524	-
Loan arrangement fee	-	34,132
Net changes in non-cash working capital components:	(475,433)	(347,433)
	(748,906)	(675,112)

Investing Activities
Proceeds on sale of available-for-sale securities	49,916	160,562
Mineral property acquisition costs	(188,746)	(123,409)
Mineral property deferred exploration costs	(411,515)	(1,109,067)
Repayment of loan	-	(1,000,000)
Purchase of property and equipment	(1,639,903)	(2,489)
	(2,190,246)	(2,074,403)

Financing Activities
Share capital issued	250,500	3,490,944
Share issuance costs	-	(66,725)
Performance shares	3,803	5,773
	254,303	3,429,992

Net Increase (Decrease) in Cash and Cash Equivalents	(2,684,849)	680,477
Cash and cash equivalents - Beginning of year	4,303,786	377,426
Cash and Cash Equivalents - End of Period	$1,618,937	$1,057,903

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued or allotted for mineral property	$-	$17,000

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 5
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	Mar. 31, 2008	December, 31, 2007

Golden Summit Property, Alaska, USA
Acquisition costs
Cash - option payments	$14,420	$178,358
Shares - option payments	-	17,000
	14,420	195,358
Deferred exploration expenditures
Geological and field expenses	31,311	244,456
Mineral property fees	-	33,870
Drilling	627,563	437,085
Assaying	44,246	508,043
Engineering and consulting	59,809	268,398
Bulk sampling/plant commissioning & infrastructure	74,209	1,902,641
Personnel	162,879	440,632
Geophysical	-	161,275
	1,000,017	3,996,400
Total	1,014,437	4,191,758

Almaden Property, Idaho, USA
Acquisition costs
Cash - option payments	102,226	52,159
	102,226	52,159
Deferred exploration expenditures
Geological and field expenses	39,588	228,407
Drilling	-	1,604,340
Mineral property fees	-	18,294
Assaying	58,710	355,471
Metallurgical testing	-	257,940
Geophysics	-	20,655
Resource engineering	31,725	12,541
Engineering and consulting	27,298	381,222
	157,321	2,878,870
Total	259,547	2,931,029

Balance Forward	$1,273,984	$7,122,787

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 5
Consolidated Schedules of Mineral Property Costs – Continued

Canadian Funds

	Mar. 31, 2008	December, 31, 2007
Balance Carried Forward	$1,273,984	$7,122,787

Rob Property, Alaska, USA
Acquisition costs
Cash - option payments	-	28,325
	-	28,325
Deferred exploration expenditures
Drilling	-	295,470
Mineral property fees	-	19,211
Engineering and consulting	-	69,206
Geological and field expenses	8,629	83,848
Assaying	-	22,253
Wages	6,770	77,876
	15,399	567,864
Total	15,399	596,189

Vinasale Property, Alaska, USA
Acquisition costs
Cash - option payments	72,100	66,435
	72,100	66,435
Deferred exploration expenditures
Geological and field expenses	903	61,664
Geophysics	-	244,631
Assaying	-	6,401
Mineral property fees	-	9,053
Engineering and consulting	305	26,413
Wages	2,482	21,246
	3,690	369,408
Total	75,790	435,843

Union Bay Property, Alaska, USA
Acquisition costs
Cash - option payments received	-	-
	-	-

Deferred exploration expenditures
Mineral property fees	-	12,286
Engineering and consulting	-	878
Total	-	13,164

Balance Forward	$1,365,173	$8,167,983

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 5
Consolidated Schedules of Mineral Property Costs – Continued

Canadian Funds

	Mar. 31, 2008	December, 31, 2007
Balance Carried Forward	$1,365,173	$8,167,983

Grew Creek Property, Yukon, Canada
Acquisition costs
Shares - option payments	-	43,000
	-	43,000
Deferred exploration expenditures
Geological and field expenses	-	6,057
Mineral tax credit		(47,675)
	-	(41,618)
Total	-	1,382

Costs for the Year	1,365,173	8,169,365
Balance - Beginning of year	18,118,718	11,561,837
Write-off of mineral property costs (Note 4)	-	(1,612,484)

Balance - End of Year	$19,483,891	$18,118,718

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2008 and 2007
Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies

a)

Nature and Continuance of Operations

Freegold Ventures Limited (the “Company”) is in the process of acquiring, exploring and developing precious metal mineral properties.  The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties or sell the properties outright.  The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.  The recoverability of the amounts expended by the Company on acquiring and exploring mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production.

The Company has sufficient working capital in the near term to fund ongoing exploration and development, however, the Company is dependent on raising funds through the issuance of shares and/or attracting joint venture partners in order to undertake further exploration and development of its mineral properties.

b)

Consolidation

These consolidated financial statements include the accounts of the Company’s wholly owned subsidiaries, Free Gold Recovery, USA, Freegold Ventures Limited, USA, Ican Minerals, Inc. and Canu Resources, Inc.  All subsidiaries are US corporations which are involved in mineral property exploration.  Inter-company balances are eliminated upon consolidation.

c)

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The Company places its cash and cash equivalents with institutions of high-credit worthiness.

d)

Available-for-sale Securities

Available-for-sale securities are reported at fair value based on quoted market prices.  Unrealized gains and losses on available for sale securities are included in shareholders’ equity as a component of other comprehensive income.

e)

Mineral Properties and Deferred Exploration Expenditures

The Company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures, holding costs to maintain a property and related foreign exchange amounts are deferred and would be amortized against future production following commencement of commercial production or are written-off if the properties are sold, allowed to lapse or are abandoned.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the receipts are in excess of costs incurred, at which time they are credited to income. Option payments are at the discretion of the optionee, and accordingly, are recorded on a cash basis.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2008 and 2007
Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies - Continued

e)

Mineral Properties and Deferred Exploration Expenditures - Continued

Management of the Company regularly reviews the net carrying value of each mineral property. Where events or changes in circumstances suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, value beyond proven and probable reserves, probability weighted outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. The Company presently has no proven or probable reserves. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the project is written-down to estimated fair values with the write-down expensed in the period.

Management’s estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flows to be generated from its properties.

f)

Asset Retirement Obligation

On 1 May 2004, the Company retroactively adopted the new CICA accounting standard, Section 3110 for “Asset Retirement Obligations”. Operating under this Section, future obligations to retire an asset or property are recognized and recorded as a liability at fair value as at the time the asset is acquired or the event occurs giving rise to such an obligation. At each reporting period, asset retirement obligations are increased to reflect the interest element (accretion expense) considered in the initial fair value of the measurement of the liabilities. In addition, an asset retirement cost is added to the carrying amount of the related asset and depreciated over the life of the asset. The capitalized asset retirement cost is amortized on the same basis as the related asset and along with the accretion expense, before arriving at the net income.

g)

Amortization

The Company provides for amortization on its property, plant and equipment at 20% - 45% on a declining balance method.  One half of the rate is applied in the year of acquisition.

h)

Share Capital

Share capital issued for non-monetary consideration is recorded at an amount based on fair    market value.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2008 and 2007
Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies - Continued

i)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using the Black-Scholes valuation model.  For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. The Company estimates forfeiture of stock-based awards based on historical data and adjusts the forfeiture rate periodically.

j)

 Loss per Share

Basic loss per share is based on the weighted average number of common shares issued and outstanding during the year.  The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted loss per share are the same.

k)

 Income Taxes

The asset and liability method is used for determining future income taxes.  Under the asset and liability method, the change in the net future income tax asset or liability is included in income.  The income tax effects of differences in the periods when revenue and expenses are recognized, in accordance with the Company’s accounting practices, and the periods they are recognized for income tax purposes are reflected as future income tax assets or liabilities.  Future income tax assets and liabilities are measured using the statutory income tax rates which are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

l)

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and their results and financial position are translated into the Company’s functional currency, the Canadian dollar, using the temporal method as follows:

-

Monetary assets and liabilities at year-end rates;

-

All other assets and liabilities at historical rates; and

-

Revenue and expense items at the average rate of exchange prevailing during the year.

Translation gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2008 and 2007
Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies - Continued

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Significant areas where management’s judgement is applied are the determination of asset impairment, stock-based compensation and future income tax valuation allowances.  Actual results could differ from those estimates.

n)

Flow-through Shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

o)

Performance Shares

The Company grants performance shares to attract consultants and/or employees to the Company. Performance shares are valued at market price on the date of issuance and charged to operations with the offsetting credit to share capital.

  p)

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, term deposits, accounts and advances receivable, available-for-sale securities, accounts payable, accrued liabilities, loan payable and amounts due to related parties.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt   liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its US properties since it has to convert Canadian dollars raised through equity financing in Canada   to US dollars.  The Company’s expenditures will be negatively impacted if the US dollar increases   versus the Canadian dollar.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2008 and 2007
Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies - Continued

q)

Recent Accounting Pronouncements

In June 2007, the CICA issued changes to Section 1400, General Standards of Financial Statement Presentation.  Section 1400 has been amended to include requirements to assess and   disclose an entity’s ability to continue as a going concern.  Management shall make an   assessment of an entity’s ability to continue as a going concern.  When management is aware, in   making its assessment, of material uncertainties related to events or conditions that may cast   significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall   be disclosed.  When financial statements are not prepared on a going concern basis, that fact   shall be disclosed, together with the basis on which the financial statements are prepared and   the reason why the entity is not regarded as a going concern.  Section 1400 is effective for   interim   and annual financial statements relating to fiscal years beginning on or after 1 January   2008.   Earlier adoption is encouraged.  The adoption of this standard will have no impact on the   Company’s operating results or financial position and management expects that there will not be a   material impact on the Company’s financial statement disclosure.

In December 2006, the CICA issued Section 1535, Capital Disclosures.  The main features of the new section are as follows:

-

Requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital;

-

A requirement for an entity to disclose quantitative data about what it regards as capital; and

-

A requirement for an entity to disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Section 1535 is effective for interim and annual financial statements relating to fiscal years beginning on or after 1 October 2007.  The adoption of this standard will have no impact on the   Company’s operating results or financial position and management is currently in the process of   evaluating the impact that these additional disclosure standards will have on the Company’s   financial statements.

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. Section 3862 modifies the disclosure   requirements of Section 3861 and requires entities to provide disclosures in their consolidated   financial statements that enable users to evaluate the significance of financial instruments on the   entity’s consolidated financial position and performance, and the nature and extent of risks arising   from financial instruments and non-financial derivatives. Section 3863, Financial Instruments –   Presentation carries forward unchanged the presentation requirements for financial instruments of   Section 3861, Financial Instruments – Disclosures and Presentation.  Section 3862 and 3863   apply to interim and annual consolidated financial statements relating to fiscal years beginning on   or after 1 October 2007.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2008 and 2007
Canadian Funds

2.

Changes in Accounting Policies and Presentation

a)

Financial Instrument Standards

Effective 1 January 2007, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments – Recognition and   Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; and Section 3861,   Financial Instruments – Disclosure and Presentation (the “Financial Instrument Standards”).    These new standards have been adopted on a prospective basis with no restatement to prior   period financial statements.

The Financial Instrument Standards require that adjustments to the carrying value of financial assets and liabilities be recorded within retained earnings or, in the case of available-for-sale   assets, accumulated other comprehensive income on transition.

The Company has certain investments in the common shares of publicly traded corporations, which are classified as available-for-sale.  Although these investments represent common shares   that are traded on a recognized stock exchange, the Company may not be able to sell its   investments at the quoted market price.  Accordingly, the value of these investments is   determined with reference to the quoted market price and an appropriate discount.  On transition,   the value of these investments was consistent with historical cost.  As a result, adoption of the   new standard did not have a material impact on the Company’s financial statements, on transition   at 1 January 2007 or during the year ended 31 December 2007.

The principal changes resulting from the adoption of the Financial Instrument Standards are as follows:

Financial Assets and Financial Liabilities

Under the new standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and   receivables, available-for-sale or held-for-trading, as described below.  The classification is not   changed subsequent to initial recognition.

Held-to-Maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using   the effective interest rate method.  Loans and receivables are measured at amortized cost using   the effective interest method.

Available-for-sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other   comprehensive income.  Available-for-sale securities are written down to fair value through   earnings whenever it is necessary to reflect an other-than-temporary impairment.  Transaction   costs that are directly attributable to the acquisition or issue of a financial asset or financial liability   are added to its fair value.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2008 and 2007
Canadian Funds

2.   Changes in Accounting Policies and Presentation – Continued

a)   Financial Instrument Standards – Continued

Held-for-trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  These instruments are   measured at fair value with the change in the fair value recognized in income.

Derivatives and Hedge Accounting

The Company does not hold or have any exposure to derivative instruments and accordingly is not impacted by CICA Handbook Section 3865, Hedges.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale   securities, foreign currency translation gains and losses on the net investment in self-sustaining   operations and changes in the fair market value of derivative instruments designated as cash flow   hedges, all net of income taxes.  Cumulative changes in other comprehensive income are   included in accumulated other comprehensive income which is presented (if applicable) as a new   category in shareholders’ equity.

b)

Accounting Changes

Effective 1 January 2007, the Company adopted the revised CICA Handbook Section 1506,   Accounting Changes, which requires that a voluntary change in accounting policy can be made     only if the changes result in more reliable and relevant information and are accompanied with     disclosures of prior period amounts and justification of the changes.  The section also requires     that the nature and amount of material changes in estimates be disclosed.  The Company has not     made any voluntary change in accounting policies or significant changes in estimates that are not     otherwise disclosed since the adoption of the revised section.

3.

Available-for-sale Securities

	31 March 2008				Dec. 31, 2007
	Number of Shares	% Owned	Book Value	Fair Value	Fair Value
Pacific North West Capital Corp. (“PFN”)	100,000	0.18%	$34,221	$34,221	$70,663
			$34,221	$34,221	$70,663

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2008 and 2007
Canadian Funds

3.

Available-for-sale securities – Continued

During the period, the Company had a net gain on the sale of available-for-sale securities of $13,474   (2007 - $109,370) due to the sale of PFN shares.  As at 31 March 2008, the Company’s available-for-sale securities had a fair value of $34,221 as determined with reference to published price quotations.

4.

Mineral Property Costs

	Acquisition	Deferred Exploration	Payments/ grants	Write-offs	Totals March 31, 2008	Totals Dec. 31, 2007
Golden Summit Property	$673,295	$10,686,185	$-	$-	$11,359,480	$10,345,043
Almaden Property	845,212	5,381,307	-	-	6,226,519	5,966,972
Rob Property	550,000	769,221	-	-	1,319,221	1,303,822
Vinasale Property	138,535	389,009	-	-	527,544	451,754
Union Bay Property	110,658	174,669	(234,200)	-	51,127	51,127
	$2,317,700	$17,400,391	$(234,200)	$-	$19,483,891	$18,118,718

a)

Golden Summit Property, Alaska, USA

By various agreements dated from 1 December 1992 to 9 May 1997, the Company acquired from Fairbanks Exploration Inc. (“FEI”) certain mineral claims in the Fairbanks Mining District of Alaska known as the Golden Summit Property, subject to a 7% working interest held in trust for FEI by the Company.  The property is controlled by the Company through long-term lease agreements or outright claim ownership.  As consideration, the Company issued 125,000 shares and expended US$1,767,000 on the property before 2000.  The Company is also required to make all underlying lease payments (Note 4a(i-iii)).

The Company will fund 100% of the project until commercial production is achieved at which point FEI will be required to contribute 7% of any approved budget.  The property is subject to a 2% Net Smelter Royalty (“NSR”) to FEI.  The Company has a 30 day right of first refusal in the event that the 7% working interest of FEI or the NSR is to be sold.  The Company can also purchase the NSR at any time following commercial production, based on its net present value as determined by mineable reserves.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2008 and 2007
Canadian Funds

4.

Mineral Property Costs – Continued

a)

Golden Summit Property, Alaska, USA – Continued

Underlying Leases

(i)

Keystone Claims

By agreement dated 17 May 1992, the Company agreed to make advance royalty payments of US$15,000 per year.  By an agreement dated 15 May 2000 and 30 November 2001, the Company agreed to make advance royalty payments as follows:

		US Funds
1992 – 1998 (US$15,000 per year)		$105,000	(paid)
2000		$50,000	($25,000 paid in cash and $25,000 with 58,898 treasury shares issued)
2001- 2006 (US$50,000 per year)	$	*300,000	(paid)
2007 (US$150,000 per year)		$150,000	(paid)
2008 – 2019 (US$150,000 per year)		$1,800,000

*  The 2001 US$50,000 advance royalty payment was settled by issuing 250,000 shares.

These shares were issued during the year ended 31 December 2002.

An amendment signing bonus of US$50,000 was paid 1 October 2000.

The leased property is subject to a 3% NSR.

(ii)

Newsboy Claims

By lease agreement dated 28 February 1986 and amended 26 March 1996, the Company assumed the obligation to make advance royalty payments of US$2,500 per year until 1996 (paid) and US$5,000 per year until 2006 (paid).  During 2006, the Company renewed the existing lease term for an additional 5 years on the same terms and conditions.  The claims are subject to a 4% NSR. The Company has the option to purchase the NSR for the greater of the current value or US$1,000,000 less all advance royalty payments made.

(iii)

Tolovana Claims

In May 2004, the Company entered into an agreement with a third party (the “Seller”) whereby the Seller transferred 100% of the rights via Quit Claim Deed to a 20-year lease on the Tolovana Gold Property in Alaska.

Under the terms of the agreement, the Company assumed all of the Seller’s obligations under the lease, which include making annual payments of $1,000 per month for the first 23 months increasing to $1,250 per month for the 24th to the 48th months and increasing to $1,500 after the 49th month and for the duration of the lease. These payments are current.

The property is subject to a sliding scale NSR as follows: 1.5% NSR if gold is below US$300, 2.0% NSR in the event the price of gold is between US$300 to US$400, and 3.0% NSR in the event that the price of gold is above US$400.  In addition, the Company made a cash payment of US$7,500 on signing and issued 400,000 shares on regulatory approval. An additional 200,000 shares are to be issued within 30 days of a minimum 200,000 ounce mineral resource being calculated on the property if the resource is established in five years or less from the date of the agreement.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2008 and 2007
Canadian Funds

4.

Mineral Property Costs - Continued

b)

Almaden Property, Washington County, Idaho, USA

By agreement dated 13 December 1995 and various amendments thereto, the Company purchased a 60% interest in certain mineral claims located in Washington County, Idaho, known as the Almaden Property.  As consideration, the Company paid US$250,000 to underlying optionors, issued 4,621,714 common shares and completed a feasibility study.

Pursuant to the Company submitting a feasibility report, the Company entered into a joint venture agreement whereby 60% of all further costs spent on the property were the responsibility of the Company.  The joint venture assumed the requirements to pay US$250,000 to underlying optionors (paid), US$4 per month for each acre acquired (approximately US$10,000 per year [paid to date]) and US$24,000 per year (US$6,000 annually [paid to date] with the remaining US$18,000 deferred for payment upon commencement of commercial production). The accumulated contingent liability for lease payments due on commencement of commercial production is US$450,000.  In March 2007, the Company entered into an agreement whereby in consideration for the conversion of the 4% net returns to a 1.5% NSR, the Company agreed to advance the accumulated lease payments over 4 years and waive its right to defer US$18,000 per year in lease payments.  The Company is now responsible for making US$24,000 per year in lease payments.  In the event that the Company does not make the total accrued lease payments, the lease holders shall retain the 4% net returns, however, the Company will remain responsible for making the US$24,000 annual lease payments.

By agreement dated 17 April 2001, the Company acquired the remaining 40% portion of the joint venture interest and 100% of the shares of Ican Minerals, Inc. and Canu Resources, Inc. for 500,000 shares of the Company (issued). The Company now owns a 100% interest in the Almaden Property, subject to underlying lease agreements.

The property is also subject to a 1% NSR if the average price of gold is less than US$425 per ounce and 2% if the average price of gold is equal to or greater than US$425 per ounce.

c)

Rob Property, Alaska, USA

By agreement dated 9 July 2002, the Company has the option to earn a 100% interest in a 20-year lease on certain mineral claims located in the Good Paster Mining District, Alaska, known as the Rob Property.

As consideration, the Company paid US$29,000 and issued 1,000,000 shares.  Upon expending US$1,000,000 on the property, the Company is required to issue an additional 500,000 shares of the Company.  In addition, the vendor retains a 1% NSR which the Company may purchase for US$1,000,000.

The Company is also responsible to make cash payments of US$80,000 (paid) for an underlying agreement with the vendor.

In addition, the Company is also required to expend a total of US$1,000,000 in exploration expenditures on the property prior to 31 December 2008 (US$771,783 spent to date).  Minimum work in any given year shall not be less than US$10,600 per year.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2008 and 2007
Canadian Funds

4.

Mineral Property Costs – Continued

c)

Rob Property, Alaska, USA – Continued

Commencing 1 December 2008, annual advance royalty payments must be made depending on the average gold price for the proceeding year as follows:

Gold Price Per Ounce	Annual Royalty Payment
Less than US$350	US$30,000
US$350 to US$400	US$40,000
More than US$400	US$50,000

The vendor shall retain a NSR, which shall vary according to the London gold price for the preceding six-month period as follows:  1% for gold prices less than US$300, 1.5% for gold prices between US$301 and US$350, and 2% for gold prices greater than US$350.  The NSR may be purchased for US$500,000 for each percentage point.  An undivided 100% interest in the property may be purchased for US$1,500,000.

d)

Vinasale Property, Alaska, USA

During the year, the Company entered into a mineral exploration agreement with an option to lease from the Doyon Native Corporation on the Vinasale property in central Alaska.  Under the Agreement, the Company must make cash payments of US$320,000 over five years (US$50,000 first year paid), make annual scholarship donations of US$10,000,(US$10,000 first year paid) and make minimum exploration expenditures totalling US$4,750,000 (US$300,000 first year -completed).  The Company may at its option enter into a one year extension by making an additional cash payment of US$100,000 and incurring an additional US$1,500,000 in exploration expenditures.  In the event the property is reduced by 50% or more, the additional exploration expenditures shall be reduced to US$1,000,000.

e)

Union Bay Property, Alaska, USA

The Company acquired certain mineral claims known as the Union Bay Property, in Alaska, USA, by way of staking.

(i)

By agreement dated 1 October 2002 and amended 2 April 2003, the Company granted to PFN, a company that previously had certain directors in common, an option to earn a 70% interest in the property by purchasing a private placement of $165,000 (2002) and making cash payments of $100,000 (received), issuing 60,000 shares (received) and incurring exploration expenditures of $1,000,000 (completed).

PFN vested with a 50% interest on 1 July 2006 and accordingly issued 253,586 shares pursuant to the agreement. Following vesting, PFN had the right to elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of having vested. This election was not made.

By Memorandum of Agreement dated 4 May 2007, the Company and PFN confirmed their 50:50 interest in the property.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2008 and 2007
Canadian Funds

4.

Mineral Property Costs – Continued

f)

PGM A Property, Sudbury Region, Ontario, Canada

By various agreements dated between 6 March and 19 December 2000, the Company acquired a property in the Sudbury region, Ontario known as the PGM A Property.  During a prior year, the Company earned a 100% interest in the property by making cash payments of $100,000, issuing 300,000 shares and incurring exploration expenditures of $50,000.  The Company is also required to issue a further 100,000 shares to the optionor upon the completion of a bankable feasibility study.

The property is subject to a 3% NSR.   The Company has the right to purchase up to 2% of the NSR for $3,000,000 (the first 1% for $1,000,000 and the second 1% for $2,000,000).

By Letter Agreement dated 16 November 2001, the Company granted to PFN, a company that previously had certain directors in common, an option to earn a 70% interest in PGM A Property for cash payments of $55,000 (received), issuance of 20,000 PFN shares (received) and exploration expenditures on the property of $50,000 (completed).

PFN has the right to purchase an additional 30% interest in the property by paying  the Company $750,000.  The Company and PFN will share the NSR buyout privileges in proportion to their respective interests.

During the prior year, all costs associated with the property have been written off.

g)

Grew Creek Property, Yukon Territory, Canada

By Letter Agreement dated 27 May 2004, the Company had the right to acquire, from a third party, up to a 100% interest in certain mineral claims known as the Grew Creek Property located in Whitehorse Mining District, Yukon Territory.  To acquire a 100% interest in the property, the Company was, at its option, required to complete the following: issue 200,000 shares (issued), make cash payments of $305,000 ($150,000 paid) and incur exploration expenditures of $1,500,000.

During the prior year, the Company terminated this agreement. Accordingly, all costs associated with the property have been written off.

5.

Property, Plant and Equipment

	Cost	Accumulated Amortization	Mar.31, 2008 Net Book Value	Dec. 31, 2007 Net Book Value
Mining equipment	$1,179,112	$(213,431)	$965,681	$889,875
Land	1,608,574	-	1,608,574	107,000
Office equipment	108,158	(52,322)	55,836	59,047
	$2,895,844	$(265,753)	$2,630,091	$1,055,922

During the period ended 31 March 2008, total additions to property, plant and equipment were $1,639,903.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2008 and 2007
Canadian Funds

6.

Related Party Balances and Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

Effective 1 January 2005, each outside director is entitled to receive $500 per month, $500 per directors’ meeting and $500 per committee meeting.  During the period, $14,500 was paid to directors.

b)

During the period, accounting fees of $9,500 were paid to a company controlled by the Chief Financial Officer.

c)

During the period, consulting fees of $29,385 were paid to a company controlled by the Vice-President of Project Development.

The above transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.

Share Capital

a)

Private Placements

During the prior year, the Company closed a non-brokered private placement of 5,500,000 units for gross proceeds of $6,325,000.   Each unit was priced at $1.15 and consisted of one common share and one-half non-transferable share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $1.60 per share exercisable until 26 June 2009.  At 31 March 2008, all of these share purchase warrants in this series remained outstanding.

During the prior year, the Company closed a non-brokered private placement of 5,100,000 units for gross proceeds of $2,805,000.   Each unit was priced at $0.55 and consisted of one common share and one non-transferable share purchase warrant.  Each warrant entitled the holder to purchase one additional common share at a price of $0.75 per share exercisable until 28 February 2009.  The Company had the right to accelerate the warrant expiration on 30 days written notice in the event that after 6 months, the closing bid price of the shares was equal to or above $1.10 per share for any consecutive 20-day period. At 31 December 2007, none of the share purchase warrants in this series remained outstanding.

b)

Exercise of Warrant and Options

i)

During the period, no warrants were exercised.

ii)

During the period, 530,000 options were exercised for gross proceeds of $250,500.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2008 and 2007
Canadian Funds

7.

Share Capital – Continued

c)

Share Purchase Warrants

As at 31 March 2008, the following share purchase warrants are outstanding:

Number	Price per Share	Expiry Date

2,750,000	$1.60	26 June 2009

During the prior year, 7,850,000 common share purchase warrants having a fair value of $1,645,559 were issued relating to two private placements.

d)

Share Purchase Options

The Company has established share purchase option plans whereby the Board of Directors (the “Board”), may from time to time, grant options to directors, officers, employees or consultants to a maximum of 10,129,247 options.  At the Company’s Annual and Special Meeting held on 28 April 2008, shareholders approved a resolution which amended the option plans to cap the number of options outstanding to 10 % of the issued and outstanding shares.  Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Board.  The exercise price of an option is not less than the closing price on the Toronto Stock Exchange on the last trading day preceding the grant date.  Options vest upon the discretion of the Board.

A summary of the Company’s options at 31 March 2008 and the changes for the period are as follows:

Number Outstanding 31 December 2007	Granted	Exercised	Cancelled	Expired	Number Outstanding 31 March 2008	Exercise Price Per Share	Expiry Date
820,000	-	(500,000)	-	-	320,000	$0.48	10 September 2008
-	-	-	-	-	-	$0.55	10 February 2007
310,000	-	-	-	-	310,000	$0.40/$0.50	5 November 2009
500,000	-	-	-	-	500,000	$0.20	30 September 2010
320,000	-	(30,000)	-	-	290,000	$0.35	13 March 2011
80,000	-	-	-	-	80,000	$0.50	17 July 2011
100,000	-	-	-	-	100,000	$0.50	21 September 2011
350,000	-	-	-	-	350,000	$0.50	11 January 2012
400,000	-	-	-	-	400,000	$0.75	25 January 2010
40,000	-	-	-	-	40,000	$1.20	4 June 2010
25,000	-	-	-	-	25,000	$1.50	13 July 2012
40,000	-	-	-	-	40,000	$1.71	16 October 2012
150,000	-	-	-	-	150,000	$2.10	1 November 2012
-	100,000	-	-	-	100,000	$1.50	8 February 2013
-	2,410,000	-	-	-	2,410,000	$1.42	21 February 2013
3,135,000	2,510,000	(530,000)	-	-	5,115,000

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2008 and 2007
Canadian Funds

7.

Share Capital – Continued

d)

Share Purchase Options - Continued

Effective 1 January 2003, the Company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation (Note 1i).  The standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method. During the period, the Company transferred $64,856 from contributed surplus to share capital as required when options were exercised.

During the period, the Company granted the following options and recognized the following costs with respect to options granted in 2008:

Grant Date	Granted	Exercise Price	Fair Value	2008 Vested Amount
8 February 2008	100,000	$1.50	$76,501	$11,511
21 February 2008	2,410,000	$1.42	1,941,034	669,014

Total	2,510,000		$2,017,535	$680,525

During prior years, the Company granted the following options and recognized the 2008 vested amount as follows:

Grant Date	Granted	Exercise Price	Fair Value	2008 Vested Amount

13 March 2006	350,000	$0.35	$86,864	$10,858

Total	350,000		$86,864	$10,858

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2008 and 2007
Canadian Funds

7.

Share Capital – Continued

d)

Share Purchase Options – Continued

The total estimated fair value of the 2,860,000 options is $2,104,399.  Since the options were granted under a graded vesting schedule, $691,383 of the total fair value has been recorded in the Company accounts as stock-based compensation expenses during 2008.  The offsetting entry is to contributed surplus.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2008	2007	2006
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	75.27%	68.93%	74.70%
Risk-free interest rate	3.38%	4.12%	4.08%
Expected life of options	3.5 years	4.12 years	5.0 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

e)

Performance Shares

A total of 2,187,482 performance shares are reserved for issuance.  At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants and/or employees to the Company.

During a prior year, the Board authorized the issuance of up to 400,000 performance shares at an exercise price of $0.01 per share to attract a Vice-President of Business Development to the Company.  These shares are to be granted as follows:

Shares	Date
50,000	5 September 2005	(issued)
50,000	5 March 2006	(issued)
50,000	5 September 2006	(issued)
50,000	5 March 2007	(issued)
50,000	5 September 2007	(issued*)
50,000	5 March 2008	(issued**)
50,000	5 September 2008	(reserved for issuance***)
50,000	5 March 2009
400,000

* 50,000 performance shares were reserved for issuance at $0.01 per share during the prior year.  The fair market value of the performance shares at the date of the allotment/accrual was $71,000 and was recorded in the accounts as consulting fees in the prior year.  The offsetting entry was to contributed surplus. During the current period, these shares were issued for total proceeds of $500 with the offsetting entry to share capital.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2008 and 2007
Canadian Funds

7.

Share Capital – Continued

e)

Performance Shares – Continued

** 50,000 performance shares were issued at $0.01 per share for total proceeds of $500 during the period.  The fair market value of the performance shares at the date of the issuance was $83,500.  The difference between the issue price and the fair market value was recorded in the accounts as stock-based compensation.  The offsetting entry is to share capital.

*** 50,000 performance shares were reserved for issuance at $0.01 per share. The accrued amount of 7,500 shares with the fair market value of $9,975 was accrued to 31 March 2008 and was recorded in the accounts as stock-based compensation.  The offsetting entry is to contributed surplus.

During a prior year, the Board authorized the issuance of up to 1,000,000 performance shares at an exercise price of $0.01 per share to attract a new President & CEO to the Company.  These shares are available for issuance as follows:

Shares	Date
100,000	1 January 2006	(issued)
81,818	1 April 2006	(issued)
81,818	1 July 2006	(issued)
81,818	1 October 2006	(issued)
81,818	1 January 2007	(issued)
81,818	1 April 2007	(issued)
81,818	1 July 2007	(issued)
81,818	1 October 2007	(issued*)
81,818	1 January 2008	(issued**)
81,818	1 April 2008	(reserved for issuance***)
81,818	1 July 2008
81,820	1 August 2008
1,000,000

* 81,818 performance shares were reserved for issuance at $0.01 per share in the prior year.  The fair market value of the performance shares at the date of the allotment/accrual was $135,000 and was recorded in the accounts as wages and benefits in the prior year.  The offsetting entry was to contributed surplus. During the current period, these shares were issued for total proceeds of $818 with the offsetting entry to share capital.

** 81,818 performance shares were issued at $0.01 per share for total proceeds of $818 during the period.  The fair market value of the performance shares at the date of the issuance was $176,727.  The difference between the issue price and the fair market value was recorded in the accounts as stock-based compensation.  The offsetting entry is to share capital.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2008 and 2007
Canadian Funds

7.

Share Capital – Continued

e)

Performance Shares – Continued

*** 81,818 performance shares were reserved for issuance at $0.01 per share.  The accrued amount of 81,818 shares with the fair market value of $108,818 was accrued to 31 March 2008 and was recorded in the accounts as stock-based compensation.  The offsetting entry is to contributed surplus.

During a prior year, the Board authorized the issuance of up to 400,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President of Exploration to the Company.  These shares are available for issuance as follows:

Shares	Date
33,333	13 June 2006	(issued)
33,333	13 September 2006	(issued)
33,333	13 December 2006	(issued)
33,333	13 March 2007	(issued)
33,333	13 June 2007	(issued)
33,333	13 September 2007	(issued)
33,333	13 December 2007	(issued*)
33,333	13 March 2008	(issued**)
33,333	13 June 2008	(reserved for issuance***)
33,333	13 September 2008
33,333	13 December 2008
33,337	13 March 2009
400,000

* 33,333 performance shares were reserved for issuance at $0.01 per share in the prior year.  The fair market value of the performance shares at the date of the allotment/accrual was $71,333 and was recorded in the accounts as wages and benefits in the prior year.  The offsetting entry was to contributed surplus.  During the current year, these shares were issued for total proceeds of $333 with the offsetting entry to share capital.

** 33,333 performance shares were issued at $0.01 per share for total proceeds of $333 during the period.  The fair market value of the performance shares at the date of the issuance was $54,999.  The difference between the issue price and the fair market value was recorded in the accounts as stock-based compensation.  The offsetting entry is to share capital.

*** 33,333 performance shares were reserved for issuance at $0.01 per share. The accrued amount of 7,037 shares with the fair market value of $9,359 was accrued to 31 March 2008 and was recorded in the accounts as stock-based compensation.  The offsetting entry is to contributed surplus.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2008 and 2007
Canadian Funds

7.

Share Capital – Continued

e)

Performance Shares – Continued

During the prior year, the Board authorized the issuance of up to 400,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President Project Development to the Company.  These shares are available for issuance as follows:

Shares	Date
50,000	11 April 2007	(issued)
50,000	11 July 2007	(issued)
50,000	11 October 2007	(issued)
50,000	11 January 2008	(issued*)
50,000	11 April 2008	(reserved for issuance**)
50,000	11 July 2008
50,000	11 October 2008
50,000	11 January 2009
400,000

* 50,000 performance shares were reserved for issuance at $0.01 per share in the prior year.  The fair market value of the performance shares at the date of the allotment/accrual was $99,500 and was recorded in the accounts as wages and benefits in the prior year.  The offsetting entry was to contributed surplus.  During the current period, these shares were issued for total proceeds of $500 with the offsetting entry to share capital.

*** 50,000 performance shares were reserved for issuance at $0.01 per share.  The accrued amount of 43,889 shares with the fair market value of $58,372 was accrued to 31 March 2008 and was recorded in the accounts as stock-based compensation.  The offsetting entry is to contributed surplus.

8.

Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2007	2006

Loss before income taxes	$4,384,463	$(1,772,633)

Expected income tax (recovery)	$(1,495,102)	$(604,468)
Items not deductible for income tax purposes	1,025,844	204,828
Unrecognized benefit of non-capital losses	469,258	399,640

Total income taxes	$-	$-

Represented by:
Current income tax	$-	$-
Future income tax	$-	$-

Freegold Ventures Limited

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

31 March 2008 and 2007

Canadian Funds

8.

Income Taxes – Continued

The significant components of the Company's future income tax assets and liabilities are as follows:

	2007	2006

Future income tax assets
Financing costs	$36,787	$30,101
Loss carry-forwards	7,720,549	8,163,302
Undepreciated capital cost in excess of accounting net book value	174,539	115,613
Mineral properties	6,252,637	387,366

	14,184,512	8,696,382
Valuation allowance	(14,184,512)	(8,696,382)

Net future income tax assets	$-	$-

The Company has non-capital losses for Canadian tax purposes of approximately $6,000,000 available to offset against taxable income in future years, which, if unutilized, will expire through to 2027.  In addition, the Company has net operating loss carryovers for US tax purposes of approximately US$16,400,000 available to offset against taxable income in future years, which, if unutilized, will expire through to 2027. Subject to certain restrictions, the Company also has resource exploration expenditures of approximately $18,000,000 available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses, resource deductions and other tax assets have not been recognized in these financial statements, and have been offset by a valuation allowance.

9.

Commitments

i)

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note 4).

ii)

The Company has outstanding future commitments related to share purchase warrants and options (Note 7).

iii)

The Company is committed under operating lease agreements for its office premises in Kerrisdale and downtown Vancouver with the following estimated lease payments and dates:

Fiscal year ended Dec. 31,	2008	2009	2010

Office lease - Kerrisdale	$39,679	$39,679	$19,840
Office lease - Vancouver	$60,552	-	-

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 March 2008 and 2007
Canadian Funds

10.

Segmented Information

Details on a geographic basis as at 31 December 2007 are as follows:

	USA	Canada	Total
Assets	$19,115,593	$4,607,307	$23,722,900
Mineral property costs	$18,118,718	$-	$18,118,718
Loss for the year	$(165,126)	$(4,219,337)	$(4,384,463)

Details on a geographic basis as at 31 December 2006 are as follows:

	USA	Canada	Total
Assets	$9,950,735	$2,430,498	$12,381,233
Mineral property costs	$9,950,735	$1,611,102	$11,561,837
Loss for the year	$(2,006)	$(1,770,627)	$(1,772,633)

Details on a geographic basis as at 31 December 2005 are as follows:

	USA	Canada	Total
Assets	$6,753,761	$2,677,943	$9,431,704
Mineral property costs	$6,742,673	$1,841,505	$8,584,178
Loss for the year	$(43,019)	$(1,325,351)	$(1,368,370)